Exhibit 99.3

CIHRUS LLC

Unaudited interim condensed consolidated

financial statements

March 31, 2015

CIHRUS LLC

Unaudited interim condensed consolidated financial statements

March 31, 2015

Content

CIHRUS LLC

Interim condensed consolidated statement of financial position

March 31, 2015

(in thousands of rubles)

	Notes	As of December 31, 2014 (audited)	As of March 31, 2015 (unaudited)
Assets
Non-current assets
Property and equipment	11	24,798	23,673
Goodwill and other intangible assets	12	5,411,623	5,353,973
Deferred tax assets		8,881	14,045

Total non-current assets		5,445,302	5,391,691

Current assets
Trade and other receivables	5	1,733,985	1,387,410
Short-term loans		4,076	4,173
Prepaid income tax		12,075	3,563
Cash and cash equivalents	6	5,269,560	3,388,155
Short-term prepayments to agents		184,401	341,289
Other current assets		1,631	3,055

Total current assets		7,205,728	5,127,645

Total assets		12,651,030	10,519,336

Non-current liabilities
Deferred tax liabilities		716,353	688,915

Total non-current liabilities		716,353	688,915

Current liabilities
Net asset attributable to participants	7	4,878,191	4,937,587
Short-term borrowings	8	777,000	876,500
Trade and other payables	9	2,950,216	2,680,861
Amounts due to customers and amounts due to banks	10	3,198,708	999,227
Income tax payable		114,713	188,594
Financial instruments at fair value	7,19	—	127,988
Deferred revenue		5,016	4,001
Financial guaranty		9,339	9,705
Other current liabilities		1,494	5,958

Total current liabilities		11,934,677	9,830,421

Total liabilities		12,651,030	10,519,336

The accompanying notes form an integral part of these consolidated financial statements.

CIHRUS LLC

Interim condensed consolidated statement of comprehensive income

March 31, 2015

(in thousands of rubles)

		Three months ended (unaudited)
	Notes	March 31, 2014	March 31, 2015
Revenue	13	24,525	1,545,760
Operating costs and expenses: Cost of revenue (exclusive of depreciation and amortization)	14	–	1,057,211
Selling, general and administrative expenses	15	1,860	137,170
Depreciation and amortization		10	81,238

Profit from operations		22,655	270,141

Other income		189	231
Other expenses		–	(105)
Foreign exchange gain		–	16,235
Foreign exchange loss		–	(21,371)
Interest income/(expense), net		4	85
Change in fair value of financial instruments	7	–	(105,639)
Distributions to participants	7	–	(22,349)

Profit before tax		22,848	137,228
Income tax expense	16	–	(77,832)

Net profit		22,848	59,396

Attributable to:
- Participants of the parent		22,848	59,396

Total comprehensive income, net of tax effect of 0		22,848	59,396

Attributable to:
- Participants of the parent		22,848	59,396

The accompanying notes form an integral part of these consolidated financial statements.

CIHRUS LLC

Interim condensed consolidated statement of cash flows

March 31, 2015

(in thousands of rubles)

		Three months ended (unaudited)
	Notes	March 31, 2014	March 31, 2015
Cash flows from operating activities
Profit/(loss) before tax		22,848	137,228

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization		10	81,238
Interest income/(expense), net	13	(4)	(67,480)
Bad debt expense	15	—	7,571
Distributions to participants	7	—	22,349
Change in fair value of financial instruments	7	—	105,639

Operating profit before changes in working capital		22,854	286,545
(Increase)/decrease in trade and other receivables		(24,208)	282,741
Decrease in prepayments to agents		—	(158,312)
Increase in amounts due to customers and amounts due to banks		—	(2,199,481)
Increase/(decrease) in accounts payable and accruals		1,405	(265,540)

Cash generated from operations		51	(2,054,047)
Interest received		4	105,618
Interest paid		—	(38,235)
Income tax paid		—	(28,041)

Net cash flow generated from/(used in) operating activities		55	(2,014,705)

Cash flows from investing activities
Net cash flow on disposal of subsidiaries	3	—	56,253
Purchase of property and equipment		—	(2,670)
Purchase of intangible assets		(514)	(19,783)
Loans issued		(3,300)	(3,300)
Repayment of loans issued		1,100	3,300

Net cash generated from / (used in) investing activities		(2,714)	33,800

Cash flows from financing activities
Proceeds from borrowings		17,050	149,500
Repayment of borrowings		(15,000)	(50,000)

Net cash generated from financing activities		2,050	99,500

Net increase in cash and cash equivalents		(609)	(1,881,405)

Cash and cash equivalents at the beginning of year	6	636	5,269,560

Cash and cash equivalents at the end of year	6	27	3,388,155

The accompanying notes form an integral part of these consolidated financial statements.

CIHRUS LLC

Notes to interim condensed consolidated financial statements

March 31, 2015

(in thousands of rubles)

1. Corporate information and description of business

CIHRUS LLC (the Company) was registered on March 29, 2012 as a limited liability Company in Russian Federation under the Civil Code and Law of Limited Liability Companies. The registered office of the Company is Moscow, Aviamotornaya st., build 11/1. The interim condensed consolidated financial statements of CIHRUS LLC and its subsidiaries for the three months ended March 31, 2015 were authorized for issue by the Sole Shareholder of the Company on December 10, 2015.

CIHRUS LLC and its subsidiaries (collectively the “Group”) operate electronic online payment systems in Russia and maintain activity supporting processing of payments.

Otkritie Investments Holding is the parent of the Group as of March 31, 2015. Otkritie Holding JSC is the ultimate parent of the Group as of March 31, 2015. There is no individual who is the ultimate controlling party of the Group as of March 31, 2015.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2. Principles underlying preparation of interim condensed consolidated financial statements

a) Basis of preparation and accounting policies

The interim condensed consolidated financial statements for the three months ended March 31, 2015 have been prepared in accordance with IAS 34.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2014.

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

b) Adoption of new and amended IFRS and IFRIC

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014, except for the adoption of the following new and amended IFRS and IFRIC interpretations as of January 1, 2015. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2015, they do not have a material impact on the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group. The nature and the impact of each new standard or amendment is described below:

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

2. Principles underlying preparation of interim condensed consolidated financial statements (continued)

b) Adoption of new and amended IFRS and IFRIC (continued)

Annual improvements 2010-2012 Cycle

These improvements are effective from July 1, 2014 and have no material impact on the Group. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

•	An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’

•	The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Annual improvements 2011-2013 Cycle

These improvements are effective from July 1, 2014 and have no material impact on the Group. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

2. Principles underlying preparation of interim condensed consolidated financial statements (continued)

b) Adoption of new and amended IFRS and IFRIC (continued)

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

3. Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Effective ownership interest
Subsidiary	Main activity	As of December 31, 2014	As of March 31, 2015 (unaudited)
Gikor LLC (Russia)	Payment processing services	99.999%	99.999%
Processingovyi Tsentr Rapida LLC (Russia)	Payment processing services	99.999%	99.999%
Rapida LTD (Russia)	Maintenance of electronic payment systems	99.999%	99.999%
Attenium LLC (Russia)	Sub holding company	99.999%	99.999%

On December 26, 2014 the Company entered into the agreement to sell its entire share in Contact Tsentr LLC. Cash consideration from sale in the amount of 56,253 was received during three month ended March 31, 2015.

4. Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the board of directors of the Group, reviews selected items of each segment’s statement of comprehensive income.

Management reporting is based on local GAAP and differs from IFRS. It does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as business combinations, fair value adjustments and amortization thereof, as well as nonrecurring items.

The financial data is presented on a combined basis for all key subsidiaries representing each segment added together forming the segment revenue, operating expenses, profit before tax. The Group measures the performance of its operating segments by monitoring: revenue, segment net revenue and profit before tax. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume. The Group does not monitor balances of assets and liabilities by segments as CODM consider they have no impact on decision making.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

4. Operating segments (continued)

The Group has identified its operating segments based on the types of products and services the Group offers. The Group has identified the following reportable segments:

•	Rapida, which generates revenue from the payment systems, offered though the Group’s network of agents in Russia.

•	Contact, which generates revenue from the money remittance services provided to individuals through Contact payment system.

•	Corporate and other, which generates revenue from limited activities of the Group related to corporate back-office operations, such as the licensing of software and trademarks to subsidiaries.

The segments’ statement of comprehensive income for three months ended March 31, 2015, as presented to the CODM is presented below:

	Rapida	Contact	Corporate and other	Eliminations	Total
Segment revenue	734,421	811,339	15,647	(15,647)	1,545,760
Segment Cost of revenue	(501,792)	(472,891)	—	15,647	(959,036)

Segment net revenue	232,629	338,448	15,647	—	586,724

Payroll and related taxes	(111,241)	(64,073)	—	—	(175,314)
Overheads	(19,514)	(19,514)	—	—	(60,031)
Depreciation and amortization	(5,759)	(10,405)	(252)	—	(16,416)
Other income/(expenses)	211	(5,136)	—	—	(4,925)

Segment profit before tax	75,323	239,320	15,395	—	330,038

The segments’ statement of comprehensive income for three months ended March 31, 2014, as presented to the CODM is presented below:

	Rapida	Contact	Corporate and other
Segment revenue	—	—	24,525
Segment Cost of revenue	—	—	—

Segment net revenue	—	—	24,525

Overheads	—	—	(1,860)
Depreciation and amortization	—	—	(10)
Other income	—	—	193

Segment profit before tax	—	—	22,848

Segment net revenue, as presented to the CODM, for three months ended March 31, 2014 and 2015 is calculated by subtraction cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in table below:

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015
Revenue under IFRS	24,525	1,545,760
Cost of revenue (exclusive of depreciation and amortization)	—	(1,057,211)
Payroll and related taxes	—	98,175

Total segment net revenue, as presented to CODM	24,525	586,724

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

4. Operating segments (continued)

A reconciliation of segment profit before tax to IFRS consolidated profit before tax of the Group, as presented to the CODM, for three months ended March 31, 2014 and 2015 is presented below:

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015
Consolidated profit/(loss) before tax under IFRS	22,848	137,228
Amortization of fair value adjustments to intangible assets recorded on acquisitions	—	64,822
Distributions to participants	—	22,349
Change in fair value of financial instruments	—	105,639

Total segment profit before tax, as presented to CODM	22,848	330,038

Geographic information

Revenues from external customers are derived from Russia and CIS. Revenue is recognized according to merchants’ place for Rapida segment and according to customer base for Contact segment.

The principal country of major operations of all legal entities within the Group is Russia. So the Group allocates all its non-current assets stated in statement of financial positions on Russia.

The Group does not have any single external customer: consumer or merchant amounting to 10% or greater of Group’s revenue for three months ended March 31, 2015. During three months ended March 31, 2014 the Company had only one customer as related party (Note 18).

5. Trade and other receivables

As of March 31, 2015, trade and other receivables consisted of the following:

	Total as of March 31, 2015 (unaudited)	Provision for impairment of receivables	Net as of March 31, 2015 (unaudited)
Cash receivable from agents	1,171,003	(29,034)	1,141,969
Deposits issued to merchants	111,000	—	111,000
Payment processing fees receivable	110,019	(7,065)	102,954
Advances issued to vendors	31,100	(490)	30,610
Other receivables and advances	944	(67)	877

Total trade and other receivables	1,424,066	(36,656)	1,387,410

As of December 31, 2014, trade and other receivables consisted of the following:

	Total as of December 31, 2014	Provision for impairment of receivables	Net as of December 31, 2014
Cash receivable from agents	1,536,080	(21,463)	1,514,617
Payment processing fees receivable	55,125	(7,065)	48,060
Deposits issued to merchants	85,000	—	85,000
Advances issued to vendors	29,369	(484)	28,885
Other receivables and advances	57,496	(73)	57,423

Total trade and other receivables	1,763,070	(29,085)	1,733,985

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

5. Trade and other receivables (continued)

Trade receivables aged but not impaired as of March 31, 2015 are presented below:

As of March 31, 2015 (unaudited)		Ageing of receivables (days)
	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	1,141,969	1,134,332	6,527	1,109	—	1	—
Payment processing fees receivable	102,954	95,836	6,181	931	6	—	—

Total trade and other receivables	1,244,923	1,230,168	12,708	2,040	6	1	—

Trade receivables aged but not impaired as of December 31, 2014 are presented below:

		Ageing of receivables (days)
As of December 31, 2014	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	1,514,617	1,512,489	1,156	971	—	1	—
Payment processing fees receivable	48,060	46,634	433	987	6	—	—

Total trade and other receivables	1,562,677	1,559,123	1,589	1,958	6	1	—

For the three months ended March 31, 2015, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2014	(Charge)/reversal for the year	Provision for impairment of receivables as of March 31, 2015 (unaudited)
Cash receivable from agents	(21,463)	(7,571)	(29,034)
Payment processing fees receivable	(7,065)	—	(7,065)
Advances issued to vendors	(484)	(6)	(490)
Other receivables and advances	(73)	6	(67)

Total trade and other receivables	(29,085)	(7,571)	(36,656)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 10%-36% per annum is accrued on overdrafts granted to some agents.

6. Cash and cash equivalents

As of March 31, 2015 and December 31, 2014, cash and cash equivalents consisted of the following:

	As of December 31, 2014	As of March 31, 2015 (unaudited)
Correspondent accounts with Central Bank of Russian Federation (CB RF)	900,850	110,888
Correspondent accounts with other banks	2,363,834	1,806,977
Short-term CB RF deposits	2,000,000	1,400,000
RUB denominated cash with banks and on hand	4,876	70,290

Total cash and cash equivalents	5,269,560	3,388,155

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

7. Net asset attributable to participants

Below is the table of ownership of the Company:

	As of December 31, 2014	As of March 31, 2015 (unaudited)
Otkritie Investments Holding	70%	70%
Status-A LLC	30%	—
Investaktiv LLC	—	30%

Net assets attributable to participants of the Company represent the carrying value of the Company’s net assets as at March 31, 2015 and December 31, 2014.

Changes in net assets of the Company during the three months ended March 31, 2015 and 2014 are presented in the table below:

	2014	2015
Balance at January 1	56,953	4,878,191

Net profit for the period	22,848	59,396

Balance at March 31 (unaudited)	79,801	4,937,587

Distribution to ultimate parent

On February 2, 2015, Group entered into the foreign currency forward contract with the entity under common control with the execution date May 29, 2015. According to the contract as at the execution date the Group is obliged to pay to the entity under common control the difference between spot rate and exercise price of the contract multiplied by nominal amount of the contract. As at the date of initial recognition the contract was unfavorable to the entity and has negative fair value of 22,349. This amount was recognized by the Group as distribution to participants in the statement of comprehensive income and as financial instruments at fair value in the statement of financial position. As at March 31, 2015, the fair value of the liability increased to 127,988 and the loss from revaluation of derivative financial liabilities for the three months of 2015 amounted to 105,639 under “Change in fair value of financial instruments” in the Interim condensed consolidated statement of comprehensive income.

8. Borrowings

As of March 31, 2015 and December 31, 2014, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2014	As of March 31, 2015 (unaudited)
JSC Bank Finansovaya Corporatsiya Otkrytie	RUONIA + 2%	Up to 90 days	627,000	726,500
JSC Bank Finansovaya Corporatsiya Otkrytie	15%	June 2015	150,000	150,000

			777,000	876,500

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

9. Trade and other payables

As of March 31, 2015 and December 31, 2014, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2014	As of March 31, 2015 (unaudited)
Payables to merchants	1,586,282	1,395,901
Unsettled money transfers	843,211	675,218
Deposits received from individual customers	176,314	191,470
Payment processing fees payable to agents	148,256	162,888
Accrued expenses	153,287	145,529
Payables to vendors	12,567	24,836
Other payables	30,299	85,019

Total trade and other payables	2,950,216	2,680,861

10. Amounts due to customers and amounts due to banks

As of March 31, 2015 and December 31, 2014, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2014	As of March 31, 2015 (unaudited)
Due to banks	1,917,595	616,339
Due to customers: legal entities	1,281,113	382,888

Total amounts due to customers and amounts due to banks	3,198,708	999,227

Amounts due to customers and amounts due to banks bear no interest and are due on demand.

11. Property and equipment

During the three months ended March 31, 2015, the Group acquired assets with a cost of 2,681 (three months ended March 31, 2014: nil). The main additions were processing servers and computer equipment.

As of March 31, 2015 the Group did not identify any indicators of property and equipment impairment.

12. Goodwill and other intangible assets

During the three months ended March 31, 2015, the Group acquired intangible assets with a cost of 19,783 (three months ended March 31, 2014: 514). The main additions were computer software.

As of March 31, 2015 the Group did not identify any indicators of goodwill and other intangible assets impairment.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

13. Revenue

Revenue for the three months ended March 31 was as follows:

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015
Payment processing fees	—	1,416,151
Interest revenue	—	105,618
Licensing fee and royalty*	24,525	—
Interest revenue from agent’s overdrafts	—	8,407
Other revenue	—	15,584

Total revenue	24,525	1,545,760

*	The Group charged Licensing fee and royalty for use its software and trademarks to operator of Contact payment system till October 2014 afterwards this revenue become intercompany.

For the purposes of the consolidated statement of cash flows, “Interest expense, net” consists of the following:

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015
Interest revenue as part of revenue	—	(105,618)
Interest expense as part of cost of revenue	—	38,223
Interest income, net	(4)	(85)

Interest income, net (for the purposes of consolidated cash flow statement)	(4)	(67,480)

14. Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the three months ended March 31 was as follows:

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015
Transaction costs	—	910,012
Payroll and related taxes	—	98,175
Interest expense	—	38,223
Other expenses	—	10,801

Total cost of revenue (exclusive of depreciation and amortization)	—	1,057,211

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

15. Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended March 31 were as follows:

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015
Payroll, related taxes and other personal expenses	—	77,139
Office maintenance expenses	191	15,586
Advertising and related expenses	—	12,146
Telecommunication and internet expenses	—	11,166
Bad debt expense	—	7,571
Other tax expenses	1,669	5,648
Rent of premises and related utility expenses	—	3,859
Other operating expenses	—	4,055

Total selling, general and administrative expenses	1,860	137,170

16. Income tax

Starting from July 1, 2014, the Company is subject to a 20% corporate income tax applied to its income. All other Group companies are incorporated in the Russian Federation and are subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015
Current income tax expense	—	(110,434)
Deferred tax benefit	—	32,602

Total income tax expense	—	(77,832)

Theoretical and actual income tax expense is reconciled as follows:

	Three months ended (unaudited)
	March 31, 2014	March 31, 2015
Profit before tax	22,848	137,228
Theoretical income tax expense at the Company’s tax rate of 20% (Russia) (Tax exemption for three months 2014)	—	(27,446)
Increase resulting from the tax effect of:
Non-deductible expenses	—	(19,499)
Distributions to participants	—	(4,470)
Effect of uncertain tax position	—	(26,417)

Total income tax expense	—	(77,832)

Non-deductible expenses comprised mainly from change in fair value of financial instruments which are not allowed to be deducted from taxable income according to tax law.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

17. Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Starting from the end of year 2014, the Russian economy has been negatively impacted by a significant drop in crude oil prices and a significant devaluation of the Russian rouble, as well as sanctions imposed on Russia by several countries. In December 2014, the rouble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% (slightly decreased in the first quarter of 2015 to 14% and to 11.5% in the second quarter).The combination of the above resulted in reduced access to capital, a higher cost of capital, increased inflation and uncertainty regarding economic growth, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

In light of hardening geopolitical situation in the Ukraine, the United States of America and the European Union has adopted the package of economic restrictive measures imposing certain sanctions on operations of various Russian banks. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

Taxation

The Company policy is to comply fully with applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Company’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Company’s subsidiaries will be subject to a review or audit by the relevant tax authorities. The Company and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions. Such uncertain tax positions are accounted for in accordance with IAS 12 Income Taxes or IAS 37 Provisions, Contingent Liabilities and Contingent Assets depending on the type of tax in question.

The Company records provisions for income taxes it estimates will ultimately be payable when the review or audits have been completed, including allowances for any interest and penalties which may become payable. For provisions for taxes other than income tax, the Company follows the general policy on provisions.

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia which are discussed below suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

17. Commitments, contingencies and operating risks (continued)

Government regulation of the electronic payment systems

In Russia the legislation on e-payments is not yet mature and is developing, and no assurance can be made that if such legislation is changed or the new legislation adopted it will be beneficial to the Group’s business. From time to time, the Group may also be subject to the investigations in the area of anti-money laundering by the regulatory authorities. In addition, the Group generally disputes them in the normal course of business, and expects to be able to resolve such disputes in Group’s favor. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Risk of cybersecurity breach

The Company stores and/or transmits sensitive data, such as credit or debit card numbers and mobile phone numbers, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. However, any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

Risks assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to 50,000 as of March 31, 2015.

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Guaranties issued

The Group provided a guarantee in the amount up to 8,300,000 U.S.$ to an unrelated party to secure its credit facility. The guarantee agreement is expired on October 23, 2015.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

17. Commitments, contingencies and operating risks (continued)

Operating lease commitments

The Group has commercial lease agreements of office buildings. The leases have an average life of between one and three years. Total lease expense for the three months ended March, 2015 amounted 3,859 (2014 – nil).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of March 31, 2015 and December 31, 2014 are as follows:

	As of December 31, 2014	As of March 31, 2015 (unaudited)
Within one year	8,571	8,113
After one year but not more than five years	2,331	1,748

18.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the three months ended March 31, 2015 and three months ended March 31, 2014, as well as balances with related parties as of March 31, 2015 and December 31, 2014:

Category of related party	Amounts owed by related parties*	Amounts owed to related parties*	Cash due from related party	Cash due to related party
As of March 31, 2015 (unaudited)
Key management personnel of the entity or its parent, incl.:
Short-term benefits (A)	—	25,290	—	—
Other operations	1,965	—	—	—
Entities under common control with the Group:
Companies of Otkritie Group (B) (C)	7,799	1,014,192	910,655	123,325
Entity with the parent that has significant influence over the Group:
Russlavbank	416	35,727	544,171	45,410
As of December 31, 2014
Key management personnel of the entity or its parent, incl.:
Short-term benefits (A)	—	19,274	—	—
Other operations	2,337	—	—	—
Entities under common control with the Group:
Companies of Otkritie Group (B)	2,272	791,475	1,053,597	332,036
Entity with the parent that has significant influence over the Group:
Russlavbank	20,473	67,685	1,069,393	581,309
Contact International Holding AG	56,253	—	—	—
Other related parties	—	—	—	104,657

*	The amounts are classified as trade receivables and trade and loan payables, respectively.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

18. Balances and transactions with related parties (continued)

Category of related party	Revenue from related parties	Cost of revenue to related parties	Operating expenses
Three months ended March 31, 2015 (unaudited)
Key management personnel of the entity or its parent, incl.:
Short-term benefits (A)	—	—	32,871
Entities under common control with the Group:
Companies of Otkritie Group (B) (C)	49,091	44,125	105,639
Entity with the parent that has significant influence over the Group:
Russlavbank	25,393	22,980	2,268
Other related parties	27,515	—	—
Three months ended March 31, 2014 (unaudited)
Entity with the parent that has significant influence over the Group:
Contact International Holding AG	24,525	—	—

Related parties mostly include transactions that are described below:

(A)	Short-term benefits of key management comprise cash remuneration of the key management.

(B)	Entities under common control with the parent that has control over the Group since June 2014 represent group of banks under control of Otkritie Group Group that all are Russian residents which act as both merchants and agents for the Group and hold its correspondent accounts in LTD Rapida as participants of Contact payment system and LTD Rapida holds its current accounts in these banks, and they charge interest income on those balances to LTD Rapida at the rate of RUONIA.

(C)	Amounts owed to related parties include financial instruments at fair value representing foreign currency forward contract with the entity under common control as of March 31, 2015 amounted to 127,988 (see also Note 7).

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the three months ended March 31, 2015, the Group has not recorded any impairment of receivables relating to amounts owed by related parties (2014: nil).

The above stated balances and transactions have been entered into on terms as described above and are not secured, nor bear interest except that disclosed above and in Note 8.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

19. Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, net asset attributable to participants and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of March 31, 2015 and December 31, 2014, is presented by type of the financial instrument in the table below:

		As of December 31, 2014		As of March 31, 2015 (unaudited)
		Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Financial instruments at fair value
Foreign exchange forward contract (Note 7)	FVTPL	—	—	127,988	127,988

Total financial liabilities		—	—	127,988	127,988

Financial instruments used by the Group are included in one of the following categories:

•	FVTPL – Financial instruments at fair value through profit or loss

Cash and cash equivalents, accounts receivable and payable, net asset attributable to participants, financial guaranties, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments.

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

	Date of valuation	Total	Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
			(Level 1)	(Level 2)	(Level 3)
Liabilities measured at fair value
Derivative financial liabilities
Foreign exchange forward contracts – U.S.$	March 31, 2015	127,988	—	127,988	—

There were no transfers between Level 1 and Level 2 fair value measurements during the period, and no transfers into or out of Level 3 fair value measurements during the three month period ended March 31, 2015.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

CIHRUS LLC

Notes to interim condensed consolidated financial statements (continued)

(in thousands of rubles)

19. Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•	Foreign exchange forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies.

20. Events after the reporting date

Rapida LTD issues

On May 20, 2015 the Bank of Russia finished a scheduled thematic inspection of Rapida LTD, during which have been revealed various breaches of Federal Law No. 115-FZ of August 7, 2011 On Countering the Legalization (Laundering) of Criminally Obtained Incomes and the Financing of Terrorism, Federal Law No. 161-FZ of June 27, 2011 On the National Payment System, Regulation of the Central Bank of Russia No. 283-P of March 20, 2006 on the Procedure of Forming Reserves for Possible Losses by Credit Organizations and others. As a result, the Bank of Russia prescribed to rectify the detected violations and imposed a range of restrictions on the operations of Rapida LTD for the period of six months started from June 4, 2015, that could have negative impact on payment volume. As at the date of authorization of these financial statements all restrictions were prolonged for the next six months.

Overdraft facility

On October 30, 2015, the Group prolonged the overdraft facility with JSC Bank Finansovaya Corporatsiya Otkrytie with limit up to 600,000 till the end of the year 2017 with the same terms and conditions.

Russlavbank

Since November 6, 2015, the Group decided to stop using Russlavbank as the settlement bank for Contact payment system. This decision has no effect on financial statements for three months ended March 31, 2015 and thereafter. As at this date the amounts due to and from Russlavbank are not significant.

Change of the parent of the Company

On June 2015, Otkritie Investments Holding sold its stake to QIWI plc.

Reorganization of the Company

CIHRUS LLC is planned to be reorganized and merged with JSC QIWI in accordance to the decision of sole participant of CIHRUS LLC dated 8 December 2015.